UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1 )*

Horizon Global Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

44052W104

(CUSIP Number)

Cetus Capital III, L.P.

Littlejohn Opportunities Master Fund LP

OFM II, L.P.

VSS Fund, L.P.

8 Sound Shore Drive

Suite 303

Greenwich, CT 06830

(203) 552-3500

Copy to:

Shon Glusky, Esq.

Jason Schendel, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44052W104

1.	Name of Reporting Person: Cetus Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 863,151

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 863,151

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 863,151

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 3.4%(1)

12.	Type of Reporting Person (See Instructions): OO

(1)  Based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 8, 2018.

CUSIP No. 44052W104

1.	Name of Reporting Person: Littlejohn Opportunities Master Fund LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 422,253

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 422,253

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 422,253

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 1.7%(1)

12.	Type of Reporting Person (See Instructions): OO

(1)  Based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 8, 2018.

CUSIP No. 44052W104

1.	Name of Reporting Person: OFM II, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 601,129

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 601,129

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 601,129

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 2.4%(1)

12.	Type of Reporting Person (See Instructions): OO

(1)  Based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 8, 2018.

CUSIP No. 44052W104

1.	Name of Reporting Person: VSS Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 366,488

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 366,488

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 366,488

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 1.5%(1)

12.	Type of Reporting Person (See Instructions): OO

(1)  Based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 8, 2018.

CUSIP No. 44052W104

Item 1(a).	Name of Issuer: Horizon Global Corporation (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 2600 W. Big Beaver Road, Suite 555 Troy, Michigan 48084

Item 2(a).

Name of Person(s) Filing:
This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Cetus Capital III, L.P., a Delaware limited partnership, whose general partner is Littlejohn Associates V, L.L.C., a Delaware limited liability company.

(ii) Littlejohn Opportunities Master Fund LP, a Cayman Islands limited partnership, whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company.

(iii) OFM II, L.P., a Delaware limited partnership, whose general partner is Littlejohn Opportunities GP II, LLC, a Delaware limited liability company.

(iv) VSS Fund, L.P., a Delaware limited partnership, whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.
Item 2(c).	Citizenship: See Item 4 of each cover page.
Item 2(d).	Title of Class of Securities: See the cover page of this filing.
Item 2(e).	CUSIP Number: 44052W104.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 44052W104

Item 4.	Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.
(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 44052W104

EXHIBIT INDEX

Exhibit

Exhibit A:	Joint Filing Agreement.

CUSIP No. 44052W104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019	Cetus Capital III, L.P.

By: Littlejohn Associates V, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 14, 2019	Littlejohn Opportunities Master Fund LP

	By:	Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 14, 2019	OFM II, LP

	By:	Littlejohn Opportunities GP II, LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 14, 2019	VSS Fund, L.P.

	By:	Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory